Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D Burt, Esq.
(202) 419-8409
jburt@stradley.com

September 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:   Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Variable Insurance Trust File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT Investor Destinations Capital Appreciation Fund and NVIT Managed American Funds Asset Allocation Fund (each, a Fund, and together, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on August 20, 2020, with regard to Post-Effective Amendment No. 237 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act (the “485(b) filing”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus: Investor Destinations Funds

1) Comment:  We note that Registrant has added revised “Market Risk” disclosure referencing “the health of national and world economies” as factors that may impact markets and create market risk. While this addition is helpful, these additions and the more direct references to “an infectious illness” as disclosed in the Item 9 “Market Risk” are quite generic and could apply to almost any fund. Given the impact that COVID-19, and various responses to it, have had on markets and issuers in the economy and throughout the world, we suggest you consider tailored, fund-specific disclosure addressing the risk or risks the present pandemic poses to each particular fund’s investments and operations.

Response:  Registrant has updated its Item 4 and Item 9 “Market risk” as follows:

Item 4

Market risk – the risk that one or more markets in which an Underlying Fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. This may be due to numerous factors, including interest rates, the outlook for corporate profits, the health of the national and world economies, national and world social and political events, and the fluctuation of other stock markets around the world.

The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption, affecting the global economy and the financial health of individual companies in significant and unforeseen ways. The duration and future impact of COVID-19 are currently unknown, which may exacerbate the other risks that apply to the Fund and could negatively affect Fund performance and the value of your investment in the Fund.

Item 9

Market risk – market risk is the risk that one or more markets in which a Fund or an Underlying Fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. In particular, market risk, including political, regulatory, market, economic and social developments, and developments that impact specific economic sectors, industries or segments of the market, can affect the value of a Fund’s or an Underlying Fund’s investments. In addition, turbulence in financial markets and reduced liquidity in the markets may negatively affect many issuers, which could adversely affect a Fund or an Underlying Fund. These risks may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the

U.S. Securities and Exchange Commission

global economy. In addition, any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the economies of the affected country and other countries with which it does business, which in turn could adversely affect a Fund’s investments in that country and other affected countries. ~~This pandemic and other epidemics and pandemics that may arise in the future could result in continued volatility in the financial markets and lead to increased levels of Fund redemptions, which could also have a negative impact on a Fund and could adversely affect a Fund’s performance.~~ In these and other circumstances, such events or developments might affect companies world-wide and therefore can affect the value of a Fund’s or an Underlying Fund’s investments.

The global pandemic outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has resulted in substantial market volatility and global business disruption, affecting the global economy and the financial health of individual companies in significant and unforeseen ways. COVID-19 has resulted in, among other things, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, significant disruptions to business operations, market closures, cancellations and restrictions, supply chain disruptions, lower consumer demand, and significant volatility and declines in global financial markets, as well as general concern and uncertainty. Instability in the United States, European and other credit markets has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. The COVID-19 pandemic could continue to inhibit global, national and local economic activity, and constrain access to capital and other sources of funding. Various recent government interventions have been aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak. There can be no guarantee that these or other economic stimulus plans (within the United States or other affected countries throughout the world) will be sufficient or will have their intended effect. In addition, an unexpected or quick reversal of such policies could increase market volatility, which could adversely affect a Fund’s investments. The duration and future impact of COVID-19 are currently unknown, which may exacerbate the other risks that apply to a Fund and could negatively affect Fund performance and the value of your investment in a Fund.

Registrant believes that the revisions to the Item 4 and Item 9 “Market Risk” disclosure, as reflected above, are also appropriate for each series of the Registrant.  As a result,

U.S. Securities and Exchange Commission

Registrant will include such revisions to the Item 4 and Item 9 “Market Risk” disclosure going forward for each series of the Registrant.

2) Comment:  With respect to the fee table for the NVIT Investor Destinations Capital Appreciation Fund, we note that Class Z “Other Expenses” are lower than Class II “Other Expenses”. Please supplementally explain the difference in Class Z and Class II “Other Expenses” (i.e., is there a difference in the administrative services fee?).

Response:  The Registrant confirms that the difference in “Other Expenses” between Class II shares and Class Z shares is due to the difference in administrative services fees for Class II shares and Class Z shares (0.15% and 0.12%, respectively).

3) Comment:  With respect to the “Choosing a Share Class” disclosure, please complete the disclosure to include who may purchase Class X and Class Z shares. Additionally, if these share classes will be offered solely to former holders of a different series of the Registrant, please supplementally provide a brief summary of the related transaction.

Response:  Registrant has removed reference to Class X and Class Z shares from the “Choosing a Share Class” disclosure. Class X and Class Z shares are offered and made available for purchase in only limited circumstances.

Class X shares, which is not a share class offered by the Funds, were offered solely to former holders of the NVIT Multi-Manager Large Cap Value Fund and NVIT Multi-Manager International Value Fund (each, a “Target Fund”) who received shares of the NVIT Mellon Dynamic U.S. Equity Fund and NVIT Columbia Overseas Value Fund (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), respectively, upon each Target Fund’s reorganization into the corresponding Acquiring Fund (together, the “Transactions”).  The Acquiring Funds appear in a separate prospectus from the Funds and are not included for purposes of the Amendment.

Class Z shares of each of the NVIT Investor Destinations Capital Appreciation Fund and NVIT Managed American Funds Asset Allocation Fund are share classes that will be offered for reasons that do not relate to any merger transaction.

Statement of Additional Information: Funds of Funds

4) Comment:  The “Limitation of Fund Expenses” section refers to a contractual agreement waiving advisory fees of the NVIT Investor Destinations Capital Appreciation Fund to limit total annual fund operating expenses for Class Z shares to 0.28% until at least April 30, 2022. Does the Registrant plan to update the corresponding prospectus fee table to reflect this agreement? If so, please represent that the Fund does not intend to make material fee table changes that would render a 485(b) filing inappropriate or file the anticipated changes at least five business days prior to the 485(b) filing.

U.S. Securities and Exchange Commission

Response:  Registrant respectfully notes that total annual fund operating expenses for Class Z shares, excluding acquired fund fees and expenses (0.27%), Rule 12b-1 fees (0.25%), and fees paid pursuant to an Administrative Services Plan (0.12%), are currently 0.17%, and therefore are less than the contractual expense limit of 0.28%. Therefore, the Registrant has not included the standard fee waiver footnote in the fee table. Registrant confirms that it does not intend to make material changes to the fee table that would render a 485(b) filing inappropriate.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Christopher J. Zimmerman, Esquire Michael E. Schapiro, Esquire